UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of April, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

FOR IMMEDIATE RELEASE:

Contacts:
David Roy	Rob Morton
Investor Relations	Corporate Communications
(781) 902-8033	(781) 902-8139
david.roy@iona.com	robert.morton@iona.com
IONA ANNOUNCES PRELIMINARY Q1 2007 RESULTS
DUBLIN, Ireland & WALTHAM, Mass. — April 5, 2007 — IONA® Technologies (NASDAQ: IONA), a world leader in distributed service-oriented architecture (SOA) infrastructure solutions for performance-demanding IT environments, today announced preliminary results for the first quarter ended March 31, 2007.

IONA expects to report first quarter 2007 revenue to be approximately $17 million. The company expects total expenses for the first quarter 2007, including cost of revenue, operating expenses and stock-based compensation expense, to be in the range of $19 to $19.5 million. SFAS 123R stock-based compensation expense in the first quarter is expected to be approximately $1.4 million. The company expects the first quarter ending cash balance to be between $55 and $56 million.

“Our results for the first quarter highlight the continuing challenge of fitting our business neatly into three-month periods, and certain transactions did not close as expected in the first quarter,” said Peter Zotto, CEO, IONA. “We expect to close these transactions in the coming quarters.”

Mr. Zotto continued, “While we are not satisfied with the level of financial performance for the first quarter, our underlying business, and the demand for our products, is strong. The Artix business continues to perform well, and we achieved, in Q1, year-over-year Artix license revenue growth of greater than 90%. Our recent acquisition of C24 and the successful launch of an active Registry/Repository product bring our customers the advanced data services and SOA governance capabilities required for performance-demanding SOA deployments. These strategic product investments extend the market reach and value of both Artix and Celtix, and the uniformly positive reaction we have received from our customers, partners, and the industry analyst community is further evidence of our continued business and market momentum.”

Mr. Zotto concluded, “We remain confident about the year, excited about the continued growth of Artix, encouraged about the very positive customer response to our recent acquisition of C24 and the launch of our active Registry/Repository product, and pleased with the progress we have made in our open source initiative. All these positive developments reinforce that we have the right strategy and have every reason to believe that we are on the same growth trajectory that we expected going into the year.”

The company expects total revenue for Q2 2007 to be in the range of $20-22 million.

Conference Call
IONA will host a conference call today at 9:00 a.m. Eastern Time to discuss the company’s preliminary first quarter results. Investors and other interested parties may dial into the call using the toll free number 888-323-2713 or +1 210-839-8994 internationally. This call is being Webcast by CCBN and can be accessed at www.iona.com/investors. The pass code is IONA. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site (www.iona.com/investors) or by calling 866-363-1806 or +1 203-369-0194 internationally, until April 23, 2007.

IONA will release final earnings results for the first quarter of 2007 on April 24, 2007 and host its regularly scheduled conference call at 10:00 am Eastern time to discuss those results, and guidance for the second quarter of 2007.

About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. IONA’s Artix™, an advanced SOA infrastructure suite, enables customers to leverage service-oriented architecture to streamline and modernize IT environments. The Celtix™ family of open source distributed SOA infrastructure products allows customers to take advantage of the economic benefits associated with the use of open source software.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expectations regarding expected results of operations for, and cash balance at the end of, the first quarter of 2007, projected total revenue for the second quarter of 2007, future operating performance, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to growth in market demand for service oriented architectures and enterprise service bus software; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; delays or issues with the development, launch and market acceptance of new and improved products; undetected errors in software; the integration of any future acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Celtix, Celtix Enterprise and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: April 5, 2007	By:	/s/ Peter M. Zotto

Peter M. Zotto
Chief Executive Officer